FORM 18-K/A
AMENDMENT NO. 6
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of the
UNITED MEXICAN STATES
(Name of Registrant)
Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Donald J. Puglisi
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Copies to:
Wanda J. Olson
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2007 comprises:
(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Form of Sub-Authorization Certificate for U.S. $1,000,000,000 of 5.950% Global Notes due 2019 and U.S. $750,000,000 of 6.05% Global Notes due 2040

Exhibit 2:	Terms Agreement, dated September 18, 2009, between the United Mexican States and the Managers relating to 5.950% Global Notes due 2019 and 6.05% Global Notes due 2040

Exhibit 3:	Names and Addresses of the Managers

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to U.S. $1,000,000,000 of 5.950% Global Notes due 2019 and U.S. $750,000,000 of 6.05% Global Notes due 2040
This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 25th day of September, 2009.

By:	/s/ Gerardo Rodriguez Regordosa
	Name:	Gerardo Rodriguez Regordosa
	Title:	Deputy Undersecretary for Public Credit

EXHIBIT INDEX

Exhibit 1:	Form of Sub-Authorization Certificate for U.S. $1,000,000,000 of 5.950% Global Notes due 2019 and U.S. $750,000,000 of 6.05% Global Notes due 2040

Exhibit 2:	Terms Agreement, dated September 18, 2009, between the United Mexican States and the Managers relating to 5.950% Global Notes due 2019 and 6.05% Global Notes due 2040

Exhibit 3:	Names and Addresses of the Managers

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to U.S. $1,000,000,000 of 5.950% Global Notes due 2019 and U.S. $750,000,000 of 6.05% Global Notes due 2040